Exhibit 99.1

Basel Medical Obtains Waiver of Lock-Up for Potential Strategic Fund Raising

Singapore – June 26, 2025 – Basel Medical Group Ltd (Nasdaq: BMGL) (the “Company”), today announced that Cathay Securities, Inc., as the representative of the several underwriters of the Company’s initial public offering, has granted its consent on June 23, 2025 to the lock-up provision in the underwriting agreement dated February 24, 2025, permitting (i) a public offering or private placement of new securities of the Company, and (ii) the filing with the U.S. Securities and Exchange Commission of a registration statement under the Securities Act of 1933 in relation to such offering or placement, prior to the expiration of the lock-up period which was due to expire six months from the closing of the initial public offering.

The Company is evaluating its capital requirements and reviewing its options with regards to fund-raising through the issuance of securities. As at the date hereof, there is no certainty that any such fund-raising or securities issuance will be consummated.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities, and neither shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Basel Medical Group Ltd

Basel Medical is a Singapore-based provider of orthopedic and trauma services, general practice, sports medicine and surgery, orthopedic procedures, as well as neurosurgical treatments. Our operations are based in Singapore, with our clinics being at 6 Napier Road, Unit #02-10/11 and Unit #03-07, Gleneagles Medical Centre. Over the last 20 years, our group has forged strong and lasting relationships with a large base of corporations, in particular those in the construction, marine and oil & gas industries, which underpin our robust business model. As an orthopedic service provider in Singapore with a track record of over 20 years, we are well-positioned to ride the wave of growth opportunities in the private healthcare industry in Singapore and across Southeast Asia driven by ageing populations, rising income levels, increasing private insurance coverage, government effort and expenditure on healthcare, growing sports participation rate and Singapore’s position as a premium destination for healthcare services in Asia. Our management and medical practitioner team comprises a roster of orthopedic and neurosurgery specialists, corporate finance and healthcare partnership specialists. The Company completed the acquisition of Bethesda Medical, a leading Singapore-based healthcare provider specializing in diagnostic imaging, sports medicine, health screening services, general outpatient care, mental and women’s health services, in April 2025. Basel Medical Group Ltd serves as the holding company of our group and we conduct our operations through our operating subsidiaries based in Singapore. For more information, please visit the Company’s website: www.baselmedical.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, which involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “may”, “plan”, “potential”, “predict”, “propose”, “seek”, “should”, “will”, “would” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the SEC.

Media Contact:

Basel Medical Group Ltd

Phone: +65 6291 9188

Email: contact@baselmedical.com

Website: www.baselmedical.com